EXHIBIT 99.1

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

RRSAT GLOBAL COMMUNICATIONS NETWORK INTENSIFIES ITS FOCUS
ON THE NORTH AMERICAN MARKET

Hawley, PA – September 28, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, has announced that it has expanded the responsibilities of Eric Larsen, recently hired as Senior Director of Sales for RRsat America, to include  the development of strong business relationships with major US media organizations and to increase exposure and awareness of RRsat throughout the North American market.

Larsen, who will be based in Los Angeles, comes to RRsat with over twenty-five years of experience in the international television industry, with a particular focus on content aggregation and distribution, marketing, production and operations.  Prior to joining RRsat, he was the Senior Director of Key Accounts for Intelsat Corporation.  Larsen provided strategic account management for many of Intelsat's premier North American customers, and was responsible for securing one of its largest contracts.

“We have big plans over the coming year to bring all of RRsat’s globally recognized broadcasting services and capabilities to the U.S. market” said Lior Rival, Vice President, Sales and Marketing of RRsat. “Eric, with all of his experience and industry knowledge, is the perfect person to extend our North American initiative and we are excited to support his progress in the region.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.